September 27, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Nile Therapeutics, Inc. (the “Company”)

Dear Sir/Madam:

As counsel for the Company and on its behalf, enclosed herewith is the Company’s Preliminary Proxy Statement on Schedule 14A relating to a proposed special meeting of the Company’s stockholders.

Please contact the undersigned at (612) 492-7369 if you have any questions or comments with respect to Preliminary Proxy Statement.

Sincerely,

/s/ Christopher J. Melsha

Christopher J. Melsha
Attorney
Direct Dial: 612.492.7369
Email: cmelsha@fredlaw.com

cc:	Mr. Daron Evans (devans@nilethera.com)
Chief Financial Officer
Nile Therapeutics, Inc.